UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Shell Announces Sale of Wheatstone LNG Stake in Australia
THE HAGUE, the Netherlands, January 20, 2014/PRNewswire-FirstCall/ --
Royal Dutch Shell plc ("Shell") (NYSE: RDS.A)(NYSE: RDS.B) today announced it has agreed to sell its 8% equity interest in the Wheatstone-Iago Joint Venture and 6.4% interest in the 8.9 million tonnes per annum Wheatstone liquefied natural gas (LNG) project in Western Australia for a cash consideration of
US$1,135 million to the Kuwait Foreign Petroleum Exploration Company (KUFPEC),
subject to closing.
Shell Chief Executive Officer Ben van Beurden commented: "Shell will remain a major player in Australia's energy industry. However, we are refocusing our investment to where we can add the most value with Shell's capital and technology. We are making hard choices in our world-wide portfolio to improve
Shell's capital efficiency."
The agreement with KUFPEC, an existing Wheatstone joint-venture partner, ensures there will be no impact on existing commercial agreements.
Cautionary note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement "Shell", "Shell Group"
and "Royal Dutch Shell" are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
"Subsidiaries", "Shell subsidiaries" and "Shell companies" as used in this announcement refer to companies in which Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as "associated companies" or
"associates" and companies in which Shell has joint control are referred to as
"jointly controlled entities". In this announcement, associates and jointly controlled entities are also referred to as "equity-accounted investments". The term "Shell interest" is used for convenience to indicate the direct and/or indirect (for example, through our 23 per cent shareholding in Woodside
Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This announcement contains forward looking statements concerning the financial condition, results of operations and businesses of Shell and the Shell Group.
All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell and the Shell Group to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "goals", "intend",
"may", "objectives", "outlook", "plan", "probably", "project", "risks", "seek",
"should", "target", "will" and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and the Shell Group and could cause those results to differ materially from those expressed in the forward looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell's products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward looking statements. Additional factors that may affect future results are contained in Shell's 20-F for the year ended 31 December 2012
(available at http://www.shell.com/investor and http://www.sec.gov). These factors also should be considered by the reader. Each forward looking statement speaks only as of the date of this announcement, 20 January 2014. Neither Shell nor any of its subsidiaries nor the Shell Group undertake any obligation to publicly update or revise any forward looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward looking statements contained in this announcement.

    Enquiries:
    Shell Media Relations:
    International: +44(0)207-934-5550
    Americas: +1-713-241-4544

    Shell Investor Relations:
    International: +31-70-377-4540
    North America: +1-713-241-1042

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 22 January 2014	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary